EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Young Innovations, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-61572, 333-65673 and 333-57742) on Form S-8 of Young Innovations, Inc. of our reports dated March 3, 2006, with respect to the consolidated balance sheets of Young Innovations, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005, annual report on Form 10-K of Young Innovations, Inc.

/s/ KPMG LLP

Chicago, Illinois

March 3, 2006